Safe Dynamics Corp
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

December 13 2011
By Fax and Edgar
Max  A Webb
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: Safe Dynamics Corp.
Registration Statement on Form S-1
Filed September 13, 2011
File No. 333-176798

Dear Mr. Webb

Safe Dynamics Corp. ("SDC") acknowledges receipt of the letter dated October 6  , 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1/A#1 (the "Amended Draft") and have tracked all changes in the edgarized document for  is an item-by-item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient. We acknowledge that SDC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1) It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advice.

Response

On page 29 in the caption "Our Common Stock" the last paragraph discusses that the Company has minimal operations and is a SHELL Company.

2) Since you are raising funds to be delivered outside the United States in an amount which you disclose is less than you need to avoid bankruptcy, we do not understand the public policy interest in letting this filing go effective. Please tell us what public policy interest you see in letting this offering go forward.

Response

We have revised the amount needed to be raised in equity in addition to the Offering to be approximately $20,000 which is the amount needed to repay the Directors loans if they are demanded and hence avoid and alleviate the necessity to file for bankruptcy protection. The Directors have no intention to demand the loans in the foreseeable future. The price per share per investor is extremely attractive and this patented product if and when developed and marketed may bring the investor a high return on his  investment.

3) Please tell us, with a view toward possible disclosure, why you selected this particular offering structure and amount, telling why you believed investors should not have the benefit of an escrow account since it appears that you will not have working capital unless virtually the maximum amount of securities are sold and why you capped the offering at $3000 less than you need to avoid bankruptcy.

Response

Due to the current difficult times of raising equity in the markets the Company decided to 1) raise the minimum amount needed to be able to initiate its business plan over the next twelve months and 2) to  attract investors by  offering the securities at a low price . Taking into account the offering expenses and the use of Proceeds the Company has decided to raise Gross Proceeds of $75,000 and then taking into account a price per share to attract investors 3 cents was appropriate where the possible loss to the investor is at a low price whereby the reward could be high. This initiates an offering of 2,500,000 shares. The amount of the net proceeds will suffice to pay the current liabilities however not including the Officer Loans of approximately of $20,000. This has been revised in the prospectus. The Officers are not going to demand repayment of their loans in the foreseeable future . Due to the small amounts of the investments and as the Company is fully confident that it will raise the maximum amount of proceeds there is no cost benefit of establishing an Escrow Account.

4) You should extensively revise the business and risk factor sections to address the possibility that you will be unable to create a viable commercial product. What do you expect it will cost consumers and what is the basis for that belief? What do you expect it to cost to produce? How much do you expect the royalty to be per unit? What is the basis for these statements? How much do the major rival systems cost? You should put in enough detail so that investors can evaluate the likelihood of success. These sections should make a coherent package with the revised Plan of Operation section addressed in comments below.

Response

We have inserted a paragraph to reflect the above in the section "Our Company" and have also revised Risk Factor # 8 to better reflect the outcome if a working product will not be able to be developed.

Prospectus Summary Page 4

Our Company, page 4

5) Please disclose your losses, your monthly “burn rate”, the month you will run out of funds without the addition of capital, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

Response

We have inserted additional paragraphs in the related section ( Our Company ) to reflect the requested information

6) We note on page eight that you will rely on a third party to develop a workable prototype. Please revise here to state, if true, that you have not yet developed a workable prototype.

Response

In the paragraph added in response to question 4 we have stated the above that a working product prototype has not yet been developed .

7) Please provide a brief discussion clarifying when you may have to file for bankruptcy protection. Please also clarify that though proceeds from this offering will be used for working capital and marketing, you do not plan to use any of the offering proceeds to pay the approximately $3000 needed to avoid bankruptcy.

Response

We have revised on Page 2 that we will need to raise an additional $20,000 for the repayment of the Directors Loans if demanded in order to alleviate the necessity to file for bankruptcy. We have also revised risk factor 3 and 4 to reflect this better .

Risk Factors, page 7

8) Please add a risk factor addressing, if true, that in the event of bankruptcy your two officers and directors will receive that patent rights to the anti-theft device because they are your creditors, but the other ordinary shareholders who are not creditors may lose all ownership interest in the patent right.

Response

We have added Risk Factor # 27 to reflect this assertion

9) Because your two officers are your only directors, they will determine any future salary and perquisites, and there may not be funds available for net income. Please add a risk factor for this risk or tell us why it is not necessary.

Response

We have added a paragraph in "General Working Capital" which relates to the salaries and we believe that a Risk Factor is not warranted.

10) Please add a risk factor addressing the ongoing costs of being a public company, quantifying the anticipated costs, such as your legal, accounting and other expenses, so that investors can better understand this risk.

Response

We have added Risk Factor # 28 to reflect this assertion

We do not have sufficient cash to fund our operating expenses, page 8

11 )Please revise to explain more clearly when you intend to see more capital relative to when you will implement your business plan. The first sentence states  that you do not have enough cash to fund your marketing and promotional campaign, yet the third sentence states that your ability to access capital will depend on your success in implementing your business plan. Please revise.

Response

We have revised Risk Factor # 3 accordingly to reflect the requested information

You may experience difficulties, page 11

12) Please revise to address that it may also be difficult for shareholders to serve process on your officers and directors as a result of their being located in a non-U.S. jurisdiction.

Response

We have added this information in the risk factor accordingly

We did not conduct due diligence, page 12

13) Please advise regarding the meaning of this risk factor.

Response

We have added in the heading of this risk factor

“and therefore cannot ascertain the viability of the future product”

This Risk Factor expresses the fact that if the Inventor did not have the required experience in the relative field area of his invention then it may well be that a product may not be able to be built based on the current invention ass there may be assertions in the invention that are not feasible for production

Our Business Page 17

Existing or Probable Government Regulations, page 21

14 )Please revise to discuss any National Highway Traffic Safety Administration regulations that may affect your business.

Response

The required disclosure has been added accordingly

Management’s Discussions ,  page 21

Plan of Operation page 21

15 )We note that your plan of operation focuses mainly on the timeline related to design and product development. Please revise to discuss the timeline and costs related to each step you will face before generating revenue, including for example, finding and engaging a licensee, design and product development, manufacturing the product, and marketing the product. Additionally please clarify when you expect to generate revenue. In the Prospectus Summary please include a brief summary of your budget and time frame.

16) Please revise here to clarify to what extent you will bear the cost of design and product development and to what extent your licensee will bear the cost.

Response

We have revised the related section to include all of the above assertions accordingly including the steps to take , timing , costs and the bearer of the related costs

If you have any questions or require further clarification, Please do not hesitate to contact us at .

Sincerely,
Yitzchak Eliezer Socolovsky
 President and Director
Safe Dynamics Corp.